XUNNA INFORMATION TECHNOLOGY INC.

4790 Caughlin Pkwy, Suite 387
Reno, Nevada 89519

Fax: (702) 895-7478

June 18, 2013

VIA EDGAR
Jaime G. John
Staff Accountant U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Xunna Information Technology Inc.
Form 8-K filed March 15, 2013
File No. 000-54655

Dear Mr. John:

This letter responds to the comments made in your letter dated March 20, 2013.  Please see Amendment No. 1 for the changes addressing those comments.

In addition to the preceding, the Company hereby acknowledges the following:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately responded to your comments. If you have any additional comments, questions or request for further clarifications, please contact the undersigned.

Very truly yours,

XUNNA INFORMATION TECHNOLOGY INC.

By: /s/ Xiangying Meng
Xiangying Meng
Chief Executive Officer, President and Principal Executive Officer